UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Bitauto Holdings Limited
(Name of Issuer)
Ordinary Shares, par value US$0.00004 per share
(Title of class of securities)
091727 1 07 (for American depositary shares, each representing one ordinary share)
(CUSIP number) Peter C. Cassat, Esq. AutoTrader Group, Inc. 3003 Summit Boulevard Atlanta, Georgia 30319 Telephone: (404) 568-8000 Facsimile: (404) 568-7412 Copy to:
Tony Wang, Esq. O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, CA 92660 Telephone: (949)-823-6950 Facsimile: (949) 823-6994
(Name, address and telephone number of person authorized to receive notices and communications)
December 29, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07	13D/A	Page 1

1.	NAME OF REPORTING PERSON: AUTOTRADER GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0*
	8.	SHARED VOTING POWER:	9,000,000*
	9.	SOLE DISPOSITIVE POWER:	0*
	10.	SHARED DISPOSITIVE POWER:	9,000,000 *
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		13.1%*
14.	TYPE OF REPORTING PERSON:		CO

*	Consists of 4,620,000 ADSs and 4,380,000 Ordinary Shares held by ATG Global Management L.P., a partnership formed in the Cayman Islands (“ATGGM”), representing 13.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016. The Ordinary Shares were acquired by ATGGM, an indirect, wholly-owned subsidiary of Autotrader Group, Inc. (“ATG”) which, from January 2014 to October 2015, was an indirect, wholly-owned subsidiary of Cox Enterprises, Inc. (“CEI”). Since October 2015, CEI has continued to beneficially and indirectly own 94.45% of ATG.

CUSIP No. 091727 1 07	13D/A	Page 2

1.	NAME OF REPORTING PERSON: COX ENTERPRISES, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0*
	8.	SHARED VOTING POWER:	9,000,000*
	9.	SOLE DISPOSITIVE POWER:	0*
	10.	SHARED DISPOSITIVE POWER:	9,000,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		13.1%*
14.	TYPE OF REPORTING PERSON:		CO	/HC

*	Consists of 4,620,000 ADSs and 4,380,000 Ordinary Shares held by ATGGM, representing 13.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016. The Ordinary Shares were acquired by ATGGM, an indirect, wholly-owned subsidiary of ATG which, from January 2014 to October 2015, was an indirect, wholly-owned subsidiary of CEI. Since October 2015, CEI has continued to beneficially and indirectly own 94.45% of ATG.

CUSIP No. 091727 1 07	13D/A	Page 3

This Amendment No 1. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D”, and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the ordinary shares, par value US$0.00004 per share, of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

On December 29, 2016, ATGGM entered into a Deed of Release (the “Deed of Release”) with each of the Management Entities (each, a “Chargee”), pursuant to which all obligations of such Chargee under the Share Charge between such Chargee and ATGGM, dated as of November 16, 2012, were unconditionally and irrevocably discharged and released, including, without limitation, such Chargee’s mortgage, in relation to the Loan, in favor of the Lender of all of its right, title and interest in and to the Ordinary Shares acquired by the Chargee in the transactions referenced in Item 4 of the Original Schedule 13D. The execution of the Deed of Release followed ATGGM’s receipt from the Management Entities of a series of payments completed on December 29, 2016 and aggregating $9.6 million in satisfaction of all outstanding principal and interest on the Loans. The foregoing description of the Deed of Release does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the forms of Deed of Release. The form of the Deed of Release governed by the laws of the British Virgin Islands is filed as Exhibit L hereto and the form of the Deed of Release governed by the laws of the Cayman Islands is filed as Exhibit M hereto. Both exhibits are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by inserting the following at the end thereof:

Exhibit L	Form of BVI Deed of Release (incorporated by reference to Exhibit K of that certain Schedule 13-D/A in respect of the Issuer, filed on January 9, 2017, by the Management Group and Management Entities)

Exhibit M	Form of Cayman Islands Deed of Release (incorporated by reference to Exhibit L of that certain Schedule 13-D/A in respect of the Issuer, filed on January 9, 2017, by the Management Group and Management Entities)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2017

AUTOTRADER GROUP, INC.

By:	/s/ Peter Cassat
Name:	Peter Cassat
Title:	Vice President

COX ENTERPRISES, INC.

By:	/s/ Amber N. Hall
Name:	Amber N. Hall
Title:	Assistant Secretary